June 18, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:  Unisys Corporation
         Form 10-K for fiscal year ended December 31, 2011
         Filed February 24, 2012
         File No. 001-08729

Dear Mr. Gilmore:

On behalf of Unisys Corporation (the "Company"), set forth below are the Company's responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing set forth in the Staff's letter dated June 5, 2012. For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response.

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE 23

COMMENT 1
Please tell us which elements in your multiple element arrangements you use estimated selling price to allocate revenue. Please describe for us, in greater detail, the significant factors, inputs, assumptions and methods used to determine the estimated selling price for these elements.

RESPONSE TO COMMENT 1
For multiple-element arrangements, the Company allocates the total revenue to be earned under the arrangement among the various elements based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or the best estimated selling price ("ESP") if neither VSOE nor TPE is available.

The Company uses ESP to allocate revenue in multiple-element arrangements for products or services that contain (a) software components that are sold, licensed or leased with tangible products when the software components and non-software components (i.e., the hardware and software) of the tangible product function together to deliver the tangible product's essential functionality (e.g., sales of the Company's enterprise-class servers including hardware and software), and (b) systems integration and consulting, outsourcing, or infrastructure services. Neither VSOE nor TPE can be used for the above elements since they are rarely sold separately, there are not a sufficient number of sales of the element to establish VSOE, or the elements are highly customized or unique such that TPE does not exist.

The Company's ESP represents the price at which the Company would transact for the deliverable if it were sold by the Company regularly on a standalone basis. To establish ESP for those elements for which neither VSOE nor TPE are available, the Company analyzes the population of pricing data points for historical transactions involving such elements for a twelve month period. As part of this analysis, the Company monitors and evaluates the ESP against actual pricing to ensure that it continues to represent a reasonable estimate of the standalone selling price.

For software components that are sold, licensed or leased with tangible products when the software components and non-software components (i.e., the hardware and software) of the tangible product function together to deliver the tangible product's essential functionality, the Company's ESP of the products is based on discounts off of internal list price. For systems integration and consulting, outsourcing, or infrastructure services, the Company's ESP is based on the cost to provide the services plus a margin.

COMMENT 2
Please describe, in detail, your methodology for establishing vendor-specific objective evidence (VSOE) for deliverables in your software arrangements. Describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.). Where VSOE is based on stated renewal rates, please tell us how you determine the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percent of your customers actually renew at such rates. Where VSOE is based on stand-alone sales, provide the volume and range of stand-alone sales used to establish VSOE.

RESPONSE TO COMMENT 2
The Company licenses proprietary and third party software in multiple element arrangements accounted for under the guidance of ASC 985-605 in which a customer is provided a combination of software and related services including, post-contract customer support ("PCS") and/or professional services that are not essential to the functionality of the software. PCS includes rights to upgrades, when and if available, telephone support, bug fixes and patches, updates and enhancements. Professional services relate primarily to consulting services and training.

Vendor specific objective evidence ("VSOE") of fair value exists for third party software, undelivered PCS and professional services, and is established by the price charged when the same element is sold on a standalone basis. VSOE is not based on renewal rates. VSOE does not exist for proprietary software since proprietary software is rarely sold separately and, thus, the Company utilizes the residual method to determine the amount allocated to proprietary software.

In order to determine that VSOE exists for third party software, PCS and professional services, the Company performs a "Bell-Shaped Curve" analysis ("VSOE Analysis") using the entire population of standalone sales (approximately 2,000 across the studies for each element) of the separate elements during the twelve-month period of the study. The VSOE Analysis has historically concluded that VSOE exists for the third party software, PCS and professional services since a substantial majority of the standalone sales of those elements (between 72% to 94%, depending on the element during the period of the most recent study) fell within a range of plus or minus 15% from the midpoint of their respective price points.

The Company advises the Staff that it does not stratify the data for different geographic regions or customer type when performing the VSOE Analysis for the above elements since the pricing of these elements is controlled centrally and is largely based on established list prices.

NOTE 14.  LITIGATION AND CONTINGENCIES, PAGE 36

COMMENT 3
We note your discussion of several matters to which the company is currently involved. If there is at least a reasonable possibility that a loss exceeding amounts recognized may have been incurred for the outstanding matters, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

RESPONSE TO COMMENT 3
In accordance with the relevant accounting guidance, the Company discusses in its litigation and contingencies footnote those matters for which it believes that the likelihood of a material loss is at least reasonably possible. In future periodic filings, the Company will disclose (either individually or in the aggregate) an estimate or range of possible loss in excess of amounts accrued, if any, for these matters if such a loss can be reasonably estimated (or, if true, will state that the estimate is immaterial in lieu of providing quantified amounts). If such loss cannot be reasonably estimated, the Company will state that an estimate of the additional loss or range of loss cannot be made.

NOTE 16.  EMPLOYEE PLANS

RETIREMENT BENEFITS, PAGE 42

COMMENT 4
We note your disclosure on page 44 that your U.S. expected long-term rate of return on plan assets was 8.75% in 2010 and 2011 and will be 8% in 2012. We also note that your equity and debt securities ranges were 65-71% and 23-29% in 2010 and 52-64% and 33-39% in 2011. Considering the shift in asset mix that occurred in 2011 please explain your basis for retaining the 8.75% rate in 2011. In this regard, please explain to us why your 2011 rate was not reduced considering that the asset allocation shifted approximately 10% between equity and debt securities.

RESPONSE TO COMMENT 4
For purposes of determining the 2011 net periodic pension cost, at December 31, 2010, the Company set its expected long-term rate of return on U.S. plan assets at 8.75% considering its asset allocation targets and ranges in effect at that time and expected for 2011.

In late 2011, the Company began to implement a change to its U.S. asset allocation in order to achieve the asset allocation disclosed on page 44 by December 31, 2011.

To establish the Company's 2012 expected long-term rates of return, the new asset allocation targets in effect at December 31, 2011 were considered. As a result, the Company set its U.S. expected long-term rate of return on plan assets at 8% for 2012.


                                   *   *   *


In addition, the Company acknowledges that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the above is responsive to the Staff's comments.


Very truly yours,

UNISYS CORPORATION

/s/ Janet Brutschea Haugen

Janet Brutschea Haugen
Senior Vice President and Chief Financial Officer